EXHIBIT 12

STATE STREET CORPORATION

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
	2005		2004		2003		2002		2001		2000
	(Dollars in millions)
(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$1,064		$1,231		$1,123		$1,554		$944		$914
Fixed charges	665		481		424		552		1,025		1,387
Earnings as adjusted	$1,729		$1,712		$1,547		$2,106		$1,969		$2,301
Income before income taxes:
Pre-tax income from continuing operations as reported	$1,055		$1,192		$1,112		$1,555		$930		$906
Share of pre-tax income (loss) of 50% owned subsidiaries not included in above	9		39		11		(1)		14		8
Pre-tax income as adjusted	$1,064		$1,231		$1,123		$1,554		$944		$914
Fixed charges:
Interest on other borrowings	$516		$315		$279		$426		$881		$1,268
Interest on long-term debt, including amortization of debt issue costs	70		68		69		71		93		82
Portion of rents representative of the interest factor in long-term leases(1)	79		98		76		55		51		37
Fixed charges	$665		$481		$424		$552		$1,025		$1,387
Ratio of earnings to fixed charges	2.60	x	3.56	x	3.65	x	3.82	x	1.92	x	1.66	x
(B) Including interest on deposits:
Adjusted earnings from (A) above	$1,729		$1,712		$1,547		$2,106		$1,969		$2,301
Add interest on deposits	789		512		372		498		856		1,012
Earnings as adjusted	$2,518		$2,224		$1,919		$2,604		$2,825		$3,313
Fixed charges:
Fixed charges from (A) above	$665		$481		$424		$552		$1,025		$1,387
Interest on deposits	789		512		372		498		856		1,012
Adjusted fixed charges	$1,454		$993		$796		$1,050		$1,881		$2,399
Adjusted earnings to adjusted fixed charges	1.73	x	2.24	x	2.41	x	2.48	x	1.50	x	1.38	x

(1)          The interest factor on long-term operating leases was estimated using one-third of rental expense. The interest factor on long-term capital leases was equal to the amount recorded as interest expense in the consolidated statement of income.